Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-273508

BLACKROCK PRIVATE INVESTMENTS FUND

Supplement dated June 25, 2025

to the Prospectus and Statement of Additional Information

of BlackRock Private Investments Fund, each dated September 30, 2024,

as amended and/or supplemented to date

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”) of BlackRock Private Investments Fund (the “Fund”), each dated September 30, 2024, as amended and/or supplemented to date. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus or SAI.

Effective immediately, the following changes are made to the Fund’s Prospectus:

The section of the insider cover page of the Prospectus entitled “Investment Adviser and Investment Sub-Adviser” is hereby deleted in its entirety and replaced with the following:

Investment Adviser and Investment Sub-Advisers. The Fund’s investment adviser is BlackRock Advisors, LLC. BlackRock Capital Investment Advisors, LLC and BlackRock International Limited, each an affiliate of the Fund and the Advisor, serve as sub-advisers to the Fund.

The first paragraph of the section of the Prospectus entitled “Prospectus Summary—Investment Adviser and Investment Sub-Adviser” is hereby deleted in its entirety and replaced with the following:

Investment Adviser and Investment Sub-Advisers

BlackRock Advisors, LLC is the Fund’s investment adviser. BlackRock Capital Investment Advisors, LLC (“BCIA”) and BlackRock International Limited (“BIL” and together with BCIA, the “Sub-Advisors” and each, a “Sub-Advisor”), each an affiliate of the Fund and the Advisor, serve as sub-advisers to the Fund.

The Advisor and the Sub-Advisors are subsidiaries of BlackRock. The Advisor receives a management fee at an annual rate equal to 1.75% of the Fund’s net assets determined monthly (before the accrual of the distribution fee and the management fee for that month and after the accrual of any expense reimbursements owed to the Fund by the Advisor pursuant to the Expense Agreement (as defined below) for that month). The Advisor has contractually agreed to reduce its net management fee to an annual rate of 0.65% until December 31, 2025, unless otherwise extended by agreement between the Fund and the Advisor. See “Management of the Fund—Investment Management Agreement.” The Advisor, and not the Fund, expects to pay an annual sub-advisory fee to each Sub-Advisor equal to a percentage of the management fee received by the Advisor from the Fund with respect to, in the case of BCIA, the Fund’s month-end net assets, and in the case of BIL, the Fund’s daily net assets, in each case allocated to such Sub-Advisor.

All references in the Prospectus to the “Sub-Advisor” are hereby updated to refer to both BCIA and BIL as Sub-Advisors, except as described below or unless the context otherwise requires. For the avoidance of doubt, the Private Equity Sleeve of the Fund will continue to be managed by BCIA and not by BIL, and references to the Sub-Advisor in the context of discussions regarding the Fund’s investments in Portfolio Companies or Portfolio Funds should continue to be interpreted to refer to BCIA and not to BIL.

The sixteenth paragraph in the section of the Prospectus entitled “Prospectus Summary—Investment Strategy” and the twentieth paragraph in the section of the Prospectus entitled “The Fund’s Investments—Investment Objective and Strategy—Investment Strategy” are hereby deleted in their entirety and replaced with the following:

The Blocker Subsidiaries will not be registered under the Investment Company Act and will not be subject to the investor protections of the Investment Company Act. The Blocker Subsidiaries will have the same investment objective as the Fund and be advised or managed by the Advisor, except that any portion of the assets allocated to the Private Equity Sleeve and invested indirectly through a Blocker Subsidiary will be managed by BCIA. The Advisor and BCIA will not receive an additional management or sub-advisory fee, as applicable, for any services provided to any Blocker Subsidiary. The Fund will look through any Blocker Subsidiaries for purposes of compliance with its investment policies and the applicable provisions of the Investment Company Act relating to capital structure, leverage, affiliated transactions and custody. See “Risks—Subsidiary Risk.”

The section of the Prospectus entitled “Management of the Fund—Advisor and Sub-Advisor” is hereby renamed “Management of the Fund—Advisor and Sub-Advisors” and the first paragraph of that section is hereby deleted in its entirety and replaced with the following:

The Advisor is responsible for the management of the Fund’s portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operation of the Fund. BCIA and BIL serve as the Fund’s Sub-Advisors and perform day-to-day investment management of the assets allocated to them by the Advisor. The Advisor, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, BCIA, located at 50 Hudson Yards, New York, New York 10001, and BIL, located at Edinburgh, EH3 8BL, United Kingdom, are wholly-owned subsidiaries of BlackRock.

The first paragraph of the section of the Prospectus entitled “Management of the Fund—Investment Management Agreement” is hereby deleted in its entirety and replaced with the following:

Pursuant to an amended and restated investment management agreement between the Advisor and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay the Advisor a management fee at an annual rate equal to 1.75% of the Fund’s net assets determined monthly (before the accrual of the distribution fee and the management fee for that month and after the accrual of any expense reimbursements owed to the Fund by the Advisor pursuant to the Expense Agreement for that month). The Advisor, and not the Fund, pays an annual sub-advisory fee to BCIA equal to a percentage of the management fee received by the Advisor from the Fund with respect to the portion of the Fund’s month-end net assets allocated to BCIA. The Advisor, and not the Fund, pays an annual sub-advisory fee to BIL equal to a percentage of the management fee received by the Advisor from the Fund with respect to the portion of the Fund’s daily net assets allocated to BIL. The Investment Management Agreement and the amended and restated sub-investment advisory agreement among the Fund, the Advisor and BCIA (the “BCIA Sub-Advisory Agreement”) were each approved by shareholders at a special shareholder meeting held on January 17, 2024. Prior to January 31, 2024, the management fee paid by the Fund to the Advisor and the sub-advisory fee paid by the Advisor to BCIA were each based on the Fund’s calendar quarter-end net assets, rather than month-end net assets, pursuant to a prior investment management agreement and a prior sub-investment advisory agreement, respectively, that were each in effect from the commencement of the operations of the Fund until January 31, 2024. BIL was appointed as an additional Sub-Advisor of the Fund effective as of June 9, 2025.

The fifth and sixth paragraphs of the section of the Prospectus titled “Management of the Fund—Investment Management Agreement” are hereby deleted in their entirety and replaced with the following:

The Advisor has agreed to reimburse proxy solicitation expenses of the Fund incurred in connection with seeking shareholder approval of the Investment Management Agreement and the BCIA Sub-Advisory Agreement at the special shareholder meeting held on January 17, 2024. The Advisor will not seek recoupment of any such proxy solicitation expenses from the Fund pursuant to the Expense Agreement or otherwise.

A discussion regarding the basis for the approval of the Investment Management Agreement and the BCIA Sub-Advisory Agreement by the Board is available in the Fund’s Definitive Proxy Statement dated December 4, 2023. A discussion regarding the basis for the Board’s approval of the sub-investment advisory agreement among the Fund, the Advisor and BIL will be included in the Fund’s semi-annual report to shareholders for the period ended September 30, 2025.

Effective immediately, the following changes are made to the Fund’s SAI:

All references in the SAI to the “Sub-Advisor” are hereby updated to refer to both BCIA and BIL as Sub-Advisors, except as described below or unless the context otherwise requires.

In the section of the SAI titled “Management of the Fund—Investment Management Agreement,” all references to the “Sub-Advisory Agreement” are hereby updated to refer to the BCIA Sub-Advisory Agreement and all references to the “Sub-Advisor” are hereby updated to refer to BCIA.

The section of the SAI entitled “Management of the Fund—Sub-Investment Advisory Agreement” is hereby deleted in its entirety and replaced with the following:

Sub-Investment Advisory Agreements

BlackRock Capital Investment Advisors, LLC (“BCIA”) and BlackRock International Limited (“BIL” and together with BCIA, the “Sub-Advisors” and each, a “Sub-Advisor”), each a wholly owned subsidiary of BlackRock, perform certain of the day-to-day investment management of the Fund pursuant to separate sub-investment advisory agreements among the Fund, the Advisor and the applicable Sub-Advisor.

The Advisor, and not the Fund, pays an annual sub-advisory fee to BCIA equal to a percentage of the management fee received by the Advisor from the Fund with respect to the Fund’s month-end net assets allocated to BCIA. The Advisor, and not the Fund, pays an annual sub-advisory fee to BIL equal to a percentage of the management fee received by the Advisor from the Fund with respect to the portion of the Fund’s daily net assets allocated to BIL. The amended and restated sub-investment advisory agreement among the Fund, the Advisor and BCIA (the “BCIA Sub-Advisory Agreement”) was approved by shareholders at a special shareholder meeting held on January 17, 2024. Prior to January 31, 2024, the sub-advisory fee paid by the Advisor to BCIA was based on the Fund’s calendar quarter-end net assets, rather than month-end net assets, pursuant to a prior sub-investment advisory agreement that was in effect from the commencement of the operations of the Fund until January 31, 2024. BIL was appointed as an additional Sub-Advisor of the Fund pursuant to a separate sub-investment advisory agreement (the “BIL Sub-Advisory Agreement” and, together with the BCIA Sub-Advisory Agreement, the “Sub-Advisory Agreements”) effective as of June 9, 2025.

Each Sub-Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Fund will indemnify the applicable Sub-Advisor, its respective directors, officers, employees, agents, associates and control persons for liabilities incurred by them in connection with their services to the Fund, subject to certain limitations.

Although the Sub-Advisors intend to devote such time and effort to the business of the Fund as is reasonably necessary to perform their respective duties to the Fund, the services of the Sub-Advisors are not exclusive, and each Sub-Advisor provides similar services to other investment companies and other clients and may engage in other activities.

Each Sub-Advisory Agreement will continue in effect for a period of two years from its effective date, and if not sooner terminated, will continue in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act) and

(2) by the vote of a majority of the trustees who are not parties to such agreement or interested persons (as such term is defined in the Investment Company Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreements may be terminated as a whole at any time by the Fund without the payment of any penalty, upon the vote of a majority of the Board or a majority of the outstanding voting securities of the Fund or by the Advisor or the respective Sub-Advisor, on 60 days’ written notice by either party to the other. Each Sub-Advisory Agreement will also terminate automatically in the event of its assignment (as such term is defined in the Investment Company Act and the rules thereunder).

A discussion regarding the basis for the approval of the BCIA Sub-Advisory Agreement by the Board is available in the Fund’s Definitive Proxy Statement dated December 4, 2023. A discussion regarding the basis for the Board’s approval of the BIL Sub-Advisory Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended September 30, 2025.

Shareholders should retain this Supplement for future reference.

PRSAI-BPIF-0625SUP